UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                         PACIFICHEALTH LABORATORIES, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.0025 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   695113 10 0
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                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

                              Page  1  of  4  Pages
                                   ---    ---

                                  SCHEDULE 13G

-------------------------
CUSIP No.  695113 10 0                             Page  2  of  4  Pages
-------------------------                               ---    ---


-------------------------------------------------------------------------------
1     |      NAMES OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |           Robert Portman, SS# ###-##-####
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) |_|
      |                                                                (b) |_|
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3     |      SEC USE ONLY
      |
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4     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        U.S.A.
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                                   |  5  |   SOLE VOTING POWER
                                   |     |
                                   |     |   1,413,101 shares of Common Stock
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  6  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   None
            WITH                   |-----|--------------------------------------
                                   |  7  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   1,413,101 shares of Common Stock
                                   |-----|--------------------------------------
                                   |  8  |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   None
--------------------------------------------------------------------------------
9   |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   1,413,101 shares of Common Stock, which includes presently-exercisable
    |   options to acquire 683,334 shares of Common Stock
--------------------------------------------------------------------------------
10  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |X|
    |
    |   Excludes 200,000 shares of Common Stock owned by reporting person's
    |   wife, individually and as Trustee for his and her minor children, as
    |   to which Dr. Portman disclaims beneficial ownership.
--------------------------------------------------------------------------------
11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    |      26.97%
    |
--------------------------------------------------------------------------------
12  |    TYPE OF REPORTING PERSON
    |      IN
    |
--------------------------------------------------------------------------------

CUSIP No.  695113  10  0      Page  3  of  4  Pages
                                   ---    ---


Item 1(a)   Name of Issuer: PacificHealth Laboratories, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

             1480 Route 9 North, Suite 204, Woodbridge, NJ 07095

Item 2(a)   Name of Person Filing: Robert Portman

Item 2(b)   Address of Principal Business Office or, if none, Residence:

                      188 Igoe Road, Morganville, NJ 07751

Item 2(c)   Citizenship: U.S.A.

Item 2(d)   Title of Class of Securities: Common Stock, $.0025 par value

Item 2(e)   CUSIP Number: 695113  10  0

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b):

                      Not applicable


Item 4 Ownership

            (a) Amount Beneficially Owned: 1,413,101 Shares of Common Stock, which includes presently-exercisable options to acquire 683,334 shares of Common Stock. Excludes 200,000 shares of Common Stock owned by reporting person's wife, individually and as Trustee for his and her minor children, as to which Dr. Portman disclaims beneficial ownership.

            (b) Percent of Class:    26.97%

            (c) Number of shares as to which such person has:

                  (i)  sole power to vote or direct the vote

                                    1,413,101 Shares

                  (ii) shared power to vote or direct the vote

                                    0        Shares

                  (iii) sole power to dispose or to direct the disposition of

                                    1,413,101  Shares

                  (iv)  shared power to dispose or to direct the disposition of

                                    0       Shares

CUSIP No.   695113  10  0         Page  4  of  4  Pages
                                   ---    ---



Item 5 Ownership of Five Percent or Less of a Class

                        Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person

                        Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the
            Security Being Reported on By the Parent Holding Company

                        Not applicable

Item 8 Identification and Classification of Members of a Group

                        Not applicable

Item 9 Notice of Dissolution of Group

                        Not applicable



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          February 11, 1999
                                   ------------------------------
                                               (Date)


                                         /s/ Robert Portman
                                   ------------------------------
                                            (Signature)


                                          Robert Portman
                                   ------------------------------
                                           (Name/Title)